EXHIBIT 99.1

LETTER TO SHAREHOLDERS

Dear Shareholder:

Old National Bancorp is pleased to announce its 2009 Amended and Restated Stock Purchase and Dividend Reinvestment Plan. This Plan is a continuation of our previous Stock Dividend and Dividend Reinvestment Plan and offers our shareholders the opportunity to purchase shares of Old National Bancorp common stock with automatically reinvested dividends in a convenient and cost-effective manner. In addition to using cash dividends to acquire stock, the Plan allows you and other investors to make additional cash purchases of Old National Bancorp common stock, in some instances without paying brokerage commissions.

A copy of the prospectus that describes the Plan may be downloaded from our website by clicking on the Investor Relations link at http://www.oldnational.com. If you prefer, you may obtain a hardcopy of the prospectus by contacting the Plan Administrator at the telephone number or address listed below. You are urged to read the prospectus carefully before deciding whether to participate in the Plan. We encourage you to review the terms and conditions of the Plan carefully and retain the prospectus for future reference.

Participation in the Plan is entirely voluntary, and you may terminate your participation at any time. If you are eligible to participate in the Plan, you may enroll or withdraw at any time, in accordance with the terms and conditions of the Plan. If you do not enroll in the Plan, you will continue to receive checks whenever cash dividends are paid by Old National Bancorp.

If you are an existing participant in the Stock Purchase and Dividend Reinvestment Plan and do not want to make any changes, you need do nothing. Your account(s) will be automatically transferred to the 2009 Amended and Restated Stock Purchase and Dividend Reinvestment Plan.

Please note that shares of Old National Bancorp common stock are not savings accounts, deposits, or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other governmental agency. Further, no interest will be earned on any funds held in the Plan by Old National Bancorp, the Plan Administrator, prior to their investment. Investment in our common stock, as with any investment in stock, involves risks, including a possible loss of value.

You may enroll in the Plan by downloading an enrollment form from our website by clicking on the Investor Relations link at http://www.oldnational.com. The instructions for doing this are in the prospectus under the caption “How do I get started?”. If you have any questions about the Plan or if you would like the Plan Administrator to mail you an enrollment form, please call the Plan Administrator at (800) 677-1749. You may also write to the Plan Administrator at: Old National Bancorp, Shareholder Services, 1 Main Street — Fifth Floor, Evansville, Indiana 47708.

Thank you for continued interest in and support of Old National Bancorp.

Sincerely,

/s/
Robert G. Jones
President and Chief Executive Officer